_____________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549
____________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)
____________________

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

         NEW YORK                                                                                                                               13-4941247
         (Jurisdiction of Incorporation or                                                                                                                      (I.R.S. Employer
      organization if not a U.S. national bank)                                                                                                          Identification no.)

         60 WALL STREET
     NEW YORK, NEW YORK                                                                                                                                10005
     (Address of principal                                                                                                                         (Zip Code)
      executive offices)

Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250 – 0677
(Name, address and telephone number of agent for service)
______________________________________________________

TOYOTA MOTOR CREDIT CORPORATION
(Originator of the TMCC Demand Notes and Sponsor of the Trusts described herein)
and
TOYOTA AUTO FINANCE RECEIVABLES LLC
(Depositor of the Trusts described herein)

Delaware	95-4836519
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Katherine Adkins, Esq.
c/o Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, California 90501
(310) 468-3401

Copy to:
Reed D. Auerbach, Esq.
Bingham McCutchen LLP
One Battery Park Plaza, 34th Floor
New York, New York 10004

Debt Securities
(Title of the Indenture securities)

Toyota Auto Receivables Owner Trusts

Item   1.                  General Information.

Furnish the following information as to the trustee.

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)	Whether it is authorized to exercise corporate trust powers.
Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Item 3. -15.	Not Applicable

Item 16.	List of Exhibits.

Exhibit 1 -
Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002  - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -
Existing By-Laws of Deutsche Bank  Trust Company Americas, as amended on April 15, 2002 business - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - business - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of June 30, 2010. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 17th day of September, 2010.

“Deutsche Bank National Trust Company for”

                DEUTSCHE BANK TRUST COMPANY AMERICAS

                 /s/ Mark DiGiacomo
By:           Mark DiGiacomo
Assistant Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS
Legal Title of Bank
FDIC Certificate Number: 00623
Printed on 8/4/2010 at 4:16 PM

FFIEC 031
Page RC-2
15

Schedule RC—Continued

Dollar Amounts in Thousands				Tril | Bil | Mil | Thou	
LIABILITIES					
13. Deposits:			RCON		
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	13,681,000	13.a
(1) Noninterest-bearing (1)	6631	7,729,000			13.a.1
(2) Interest-bearing	6636	5,952,000			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs			RCFN		
(from Schedule RC-E, part II)			2200	8,622,000	13.b
(1) Noninterest-bearing	6631	3,649,000			13.b.1
(2) Interest-bearing	6636	4,973,000			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:			RCON		
a. Federal funds purchased in domestic offices (2)			B993	6,538,000	14.a
			RCFD		
b. Securities sold under agreements to repurchase (3)			B995	0	14.b
15. Trading liabilities (from Schedule RC-D)			3548	234,000	15
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	1,679,000	16
17. and 18. Not applicable					
19. Subordinated notes and debentures (4)			3200	0	19
20. Other liabilities (from Schedule RC-G)			2930	2,134,000	20
21. Total liabilities (sum of items 13 through 20)			2948	32,888,000	21
22. Not applicable					
EQUITY CAPITAL					
Bank Equity Capital					
23. Perpetual preferred stock and related surplus			3838	1,500,000	23
24. Common stock			3230	2,127,000	24
25. Surplus (excludes all surplus related to preferred stock)			3839	586,000	25
26. a. Retained earnings			3632	4,798,000	26.a
b. Accumulated other comprehensive income (5)			B530	8,000	26.b
c. Other equity capital components (6)			A130	0	26.c
27. a. Total bank equity capital (sum of items 23 through 26.c)			3210	**9,019,000**	27.a
b. Noncontrolling (minority) interests in consolidated subsidiaries			3000	399,000	27.b
28. Total equity capital (sum of items 27.a and 27.b)			G105	**9,418,000**	28
29. Total liabilities and equity capital (sum of items 21 and 28)			3300	**42,306,000**	29

Memoranda

To be reported with the March Report of Condition.

1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2009 — RCFD 6724 Number: N/A — M.1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm.
4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
6 = Review of the bank's financial statements by external auditors
7 = Compilation of the bank's financial statements by external auditors
8 = Other audit procedures (excluding tax preparation work)
9 = No external audit work

To be reported with the March Report of Condition.

2. Bank's fiscal year-end date — RCON 8678 MM / DD: N/A — M.2

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."
(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.